Exhibit 99.1

Toronto, May 14, 2009	No. 16/09

IAMGOLD Announces First Quarter Results;

Net Earnings Increase of 53%;

Gold Reserves Increase 29%;

Essakane Project Progressing

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion and Analysis, and mine statistics, please see the Company’s website, www.iamgold.com. All amounts are expressed in US dollars, unless otherwise indicated.

“We remain committed to delivering strong operating results and the first quarter was a solid start for the year. We will continue to focus on operational improvements to lower costs even further and increase production levels beyond our current guidance of 880,000 ounces for 2009.

The Essakane acquisition and the $282 million equity financing completed in the first quarter represent a significant change in terms of our near term production outlook, reserve base and financial strength. In particular, the equity financing and overall capital availability of over $550 million provides financial flexibility to not only meet our near term capital requirements but also to ensure we have funds available to pursue other accretive opportunities during this period of financial instability.

In terms of our operations and development projects, we have also made significant progress and we have allocated significant funds for drilling and development activity at virtually all of our ongoing assets,” stated Joseph Conway, President & CEO.

FIRST QUARTER OF 2009 – HIGHLIGHTS

•	First quarter revenues of $188.6 million were in line with management expectations and reflect the completion of mining at the Sleeping Giant location in the fourth quarter of 2008.

•	Net earnings increased by 53% to $52.5 million or $0.17 per share in the first quarter of 2009 compared to $34.4 million or $0.12 per share in the prior year period.

•

Net earnings during the first quarter of 2009 included a net of tax gain on sale of gold bullion of $29.4 million, partially offset by a foreign exchange loss of $5.3 million (net of tax) due to higher Canadian dollar denominated cash balances, and a termination benefit expense net of tax of $1.5 million related to employees and officers of Orezone. Excluding those items, net earnings were $29.9 million or $0.10 per share.

•

Operating cash flow of $61.3 million ($0.20 per share(1) ) compared to $73.1 million ($0.25 per share(1)) in the first quarter of 2008. The decrease in operating cash flow was mainly driven by lower sales due to completion of mining at the Sleeping Giant mine in late 2008.

•

Attributable gold production of 212,000 ounces and average cash cost(2) of $464 per ounce. The mill expansion investment at Rosebel drove production at the mine to 83,000 attributable ounces of gold, a 16% increase over the first quarter of 2008.

•	Niobec operating margin during the first quarter continued to expand and increased over prior year first quarter by 38% or $6 per kilogram, with niobium production of 985,000 kilograms.

•

Mining costs decreased by 17% or $18.8 million compared to the prior year period. Closure of the Sleeping Giant mine and reduced royalty expenses due to the elimination of two royalties in 2008, accounted for most of the decrease in costs.

•

IAMGOLD has a strong financial position with over $550 million in available capital following the equity financing in March that raised gross proceeds of $281.5 million, and is well positioned to accelerate the Essakane project construction and continue to seek out new opportunities.

•

In February 2009, IAMGOLD acquired Orezone Resources Inc. and the Essakane project, one of West Africa’s largest undeveloped gold reserves. The construction of this project commenced in September 2008 with production expected in the second half of 2010. An increase of 29% or 2.8 million attributable ounces in gold reserves occurred with the Orezone Resources Inc. acquistion.

•	The emphasis on safety continues to deliver results in the first quarter with the Company’s operations reducing the frequency of lost time accidents and modified duty injuries by 20%.

(1)

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

(2)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.

RECENT EVENTS AND INITIATIVES

Acquisition of Orezone Resources Inc. (Essakane project)

On February 25, 2009, the Company completed the acquisition of Orezone Resources Inc. (“Orezone”) and its 90%-owned Essakane gold project (“Essakane project”) in Burkina Faso, West Africa. The Orezone exploration properties, not related to the Essakane project were spun out into the new exploration company Orezone Gold, of which IAMGOLD holds 16.6%. The Company acquired all of the remaining outstanding common shares of Orezone, with the issuance of 0.08 of an IAMGOLD share and 0.125 of a share of Orezone Gold for each share of Orezone. A total of 28,817,244 shares of the Company were issued to Orezone shareholders.

The Essakane project is one of West Africa’s largest undeveloped gold properties with production expected in the second half of 2010. The acquisition boosted the Company’s reserves by 29%.

Equity Financing

On March 26, 2009, the Company issued 39,445,000 common shares at a price of C$8.75 per common share to raise gross proceeds of $281.5 million (C$345.1 million) and significantly broadened the Company’s international shareholder base. The net proceeds of $269.6 million from the offering were invested in short-term deposits and interest bearing securities and will be used to fund the construction and development of the Essakane project, capital expenditures at the Company’s other properties and general corporate purposes including acquisition opportunities.

OPERATING RESULTS:

Operating results – Gold mines

Higher production at Rosebel, due to higher throughput as the expansion of the mill starts to show a positive impact, was offset by lower production at Mupane, Yatela and Tarkwa, resulting in a 4,000 ounce decrease in attributable production (excluding the Sleeping Giant mine which produced 18,000 ounces during the first quarter of 2008, and closed in fourth quarter of 2008).

Consolidated cash cost decreased by 3% or $12 per ounce in the first quarter of 2009 to $464 per ounce compared to $476 per ounce in the first quarter of 2008. This decrease is primarily due to lower royalties, lower energy costs and the impact of a stronger US dollar on the Canadian operations. Royalty expense decreased by $28 per ounce compared to the prior year quarter primarily as a result of the 2008 acquisitions of the participation royalties payable for the Doyon and Rosebel mine’s production. Energy costs decreased primarily as a result of lower global diesel fuel prices compared to the first quarter of 2008. Excluding Sleeping Giant from the first quarter of 2008 production and costs, the decrease in cash costs is $17 per ounce.

Operating results – Niobec

The operating margin per kilogram of niobium continued to expand and increased by $6 per kilogram or 38% in the current quarter compared to the same period in 2008. This increase was primarily a result of a significant increase in the niobium price relative to early 2008. In addition, lower costs due to the strengthening of the US Dollar also contributed to a higher operating margin.

PROJECT UPDATES

Essakane project, Burkina Faso

Since the acquisition of the Essakane project in February 2009, the development team has made significant progress in mine construction. Project expenditures for the first quarter of 2009 were $44 million. The Company’s project development team has taken the lead on the project and has modified the construction approach, going from external engineering, procurement, and construction management contracts to owner managed construction activities. The development team is continuing to assess the requirements and is proactively looking to advance the project schedule and identify capital cost saving opportunities while maintaining the IAMGOLD standard for safety and security. The employment of several hundred people from surrounding communities has had a positive impact on the region.

Westwood project, Canada

In January 2009, the Company completed a positive preliminary assessment study which provides further confidence to move towards production in early 2013. The study shows that during the first 13 years, production will average about 200,000 ounces of gold per year with cash costs averaging $290 per ounce. The operation is projected to generate a pre-tax operating cash flow of $665 million over the mine life, with $287 million over the first five years, using a gold price of $700 per ounce.

The raise bore for the exploration shaft was completed in March 2009 and the shaft sinking has commenced. The headframe construction began in August 2008 and the steel erection is scheduled to be completed by the middle of June 2009.

Expenditures during the first quarter of 2009 totaled $13.9 million and were related to the construction of the head frame, the hoist room building and hoist installation. Expenditures were also on lateral development, raise boring and shaft sinking preparation.

Quimsacocha, Ecuador

On January 26, 2009, Ecuador’s National Assembly ratified a new Mining Law that confirmed the importance to the country of responsible mining and provided for fiscal terms, including a royalty rate of not less than 5% on gold production. The government is proceeding with the development of detailed regulations, both mining and environmental to effectively implement the terms of the new Mining Law. The Company, through the Ecuador Mining Council, is working in cooperation with the relevant Ministries towards the preparation of the necessary regulations.

On February 15, 2009, senior management of the Company met with President Correa and several Government ministers, at which time the President publicly declared his support for responsible mining by the Company at Quimsacocha. On March 2, 2009, mining officials from Ecuador publicly declared the termination of the mining mandate removing a major obstacle and allowing the process to move forward. On April 26, 2009, the national elections in Ecuador resulted in the re-election of President Correa. The Company intends to resume drilling and other feasibility work at Quimsacocha once the necessary authorizations are received. The final feasibility study for Quimsacocha is expected to take a further twelve months to complete at a cost of $14 million.

Camp Caiman, French Guiana

The French authorities have not yet announced a new mining framework for French Guiana, but have published a working document as a first step. This working document has been circulated to a group of stakeholders for review, providing the context for mining development and recommends areas for mineral development, as well as outlining environmentally sensitive areas that they suggest should be considered for exclusion. Consistent with previous communications with the French authorities, the document indicates that the Camp Caiman deposit lies within one of these suggested areas of exclusion.

The working document will proceed through a stage of informal and formal consultation during which time the Company will continue to work actively and cooperatively with government officials at all levels as well as key stakeholders, in order to develop an acceptable plan that would permit development of the Camp Caiman deposit using an alternative approach designated as Project Harmonie, subject to appropriate restrictions and regulations. Following the period of consultation, the government is expected to prepare the final mining framework, which is not expected to be completed before the end of the second quarter of 2009.

If the Company is unable to reach an agreement on an acceptable project development plan, there may be an adverse impact on existing rights and interests, the impact of which is difficult to assess at this time. Based on information currently available, the Company believes there is insufficient evidence to indicate an impairment exists. In order to protect the interests of the Company’s shareholders for damages incurred to date, appropriate legal claims have been prepared for filing. The Company’s objective remains to bring the Camp Caiman project into production.

EXPLORATION UPDATE

In the first quarter of 2009, the Company spent $30.9 million on exploration and development stage projects compared to $16.5 million in the first quarter of 2008. The total includes greenfields exploration, near-mine exploration and development stage projects in the Company’s project pipeline.

Expenditures on greenfields exploration in the first quarter of 2009 were $4.5 million and were carried out at more than twelve early stage projects in eight countries of South America and Africa as part of the Company’s long-term commitment to growth.

During the first quarter of 2009, near-mine exploration and development expenditures totaled $3.8 million with more than half of the total relating to near-mine exploration work at Rosebel, as part of a 90,000-metre diamond drilling program. Near-mine expenditures of $1.3 million at the Doyon mine were part of a deep drilling program beneath and adjacent to the current operation.

During the first quarter of 2009, expenditures at development stage projects including Westwood, Quimsacocha, Camp Caiman, La Arena, Niobec and Essakane were $22.6 million.

OUTLOOK

The Company maintains its full year production guidance of 880,000 ounces of gold at an average cash cost of $470 to $480 per ounce based on an $800 per ounce gold price, a $65 per barrel oil price, and a foreign exchange rate of C$/US$1.15.

FINANCIAL RESULTS

	Three months ended
(unaudited)	March 31, 2009	March 31, 2008
(in $ millions, except where noted)	$	$

Financial Results
Revenues	188.6	208.0
Net earnings	52.5	34.4

Basic and diluted net earnings per share	0.17	0.12

Cash Flows
Operating cash flow	61.3	73.1

(unaudited) (in $ millions)	As at March 31, 2009	As at December 31, 2008
	$	$

Financial Position
Cash and cash equivalents and gold bullion	463.3	269.1
• at market value
• at cost	412.1	188.2
Total assets	2,721.9	2,151.7
Debt	45.6	56.1
Shareholders’ equity	2,190.6	1,655.7

KEY STATISTICS

	Three months ended
(unaudited)	March 31, 2009	March 31, 2008

Operating results - Gold mines
Attributable gold production (000 oz - IMG share) (1)	212	234
Attributable gold sold (000 oz - IMG share) (1)	215	232

Gold price realized ($/oz)	$884	$900

Cash cost ($/oz) (2)
Cash cost excluding royalties	$427	$411
Royalties	37	65

Cash cost	$464	$476

Operating results - Niobec
Niobium production (000 kg Nb)	985	1,151
Niobium sold (000 kg Nb)	863	1,046

Operating margin for niobium ( $ per kg Nb) (2)	$22	$16

(1)	Includes gold ounces in the Company’s working interests of Tarkwa and Damang.
(2)

Cash cost per ounce and Unit operating margin per kilogram of niobium for the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measure.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COSTS

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Production		Total Cash Cost (1)
	Three months ended		Three months ended
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	83	72	393	488
Doyon Division (100%)	27	29	529	635
Mupane (100%)	14	20	653	422

Joint Venture
Sadiola (38%)	36	37	385	400
Yatela (40%)	13	17	526	403

	173	175	444	478

Tarkwa (18.9%)	29	31	527	462
Damang (18.9%)	10	10	647	585

	39	41	558	492

Total (excluding closed mine)	212	216	464	481
Closed Mine (Sleeping Giant) (2)	—	18	—	414

Total	212	234	464	476

(1)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measure.
(2)	The Company mined and processed reserves at Sleeping Giant until the end of its current reserve life which occurred at the end of October 2008, at which time, the property and all the related infrastructure assets were sold.

A conference call to review the Company’s first quarter results will take place on Thursday, May 14, 2009 at 11:00 a.m. EST. North America Toll-Free 1-866-551-1530 or 1-212-401-6700, Passcode 4940675#. This conference call will also be audiocast on IAMGOLD’s website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. May 14 to June 30, 2009 by dialing North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 247374#.

Forward Looking Statement

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this press release such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC. US investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway

President & CEO

Tel: (416) 360-4712

Toll-free: 1 888 IMG-9999

Carol Banducci

Chief Financial Officer

Tel: (416) 360-4742

Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.